FOLLOW HER: A THRILLER FILM!

2021 Report

Dear investors,

Everything with Follow Her is going exceptionally well now that we're in the festival run with a world premiere at Fantasporto and now playing at Fantaspoa in Brazil. Some terrific reviews posted since the festivals. All very positive feedback!!

We need your help!

Promotion and advertising funds will be needed in the near future!

Sincerely,

Dani Barker

Writer/Producer/Actor in Follow Her

Christopher Gaunt

Producer

Sylvia P Caminer

President / Director/Producer

Our Mission

In five years, we hope to have produced and released a sequel to Follow Her. After the release of Follow Her, the plan is to produce many more of these types of films. These are forward looking projections and are not guaranteed.

See our full profile



How did we do this year?

Report Card

A-



The Good

Completing the film

Submitting to film festivals



The Bad

Covid stalled things a bit, turned festivals digital so it delayed the process.











Submitting to film festivals

Generating traction with the film.

2021 At a Glance

January 1 to December 31

$0
Revenue

-$36,087
Net Loss

$2,125 [83%]
Short Term Debt

$221,890
Raised in 2021

$37,682
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Classified Films LLC is the production company behind Follow Her.

In five years, we hope to have produced and released a sequel to Follow Her. After the release of Follow Her, the plan is to produce many more of these types of films. These are forward looking projections and are not guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

CLASSIFIED FILMS LLC was incorporated in the State of New York in November 2018.

Since then, we have:

- The film has already been shot and edited, only awaiting color, fx, & music!
- Our team is filled with Emmy winners, Oscar Nominees, and social media stars.
- Horror/Thriller films are the most PROFITABLE genre. (15% more than Comedies, 20% more than Dramas)
- Since COVID-19 halted productions, streaming services and distributors are hungry for new content.
- The cast's vast social media following (over 850k Instagram followers) will help drive sales.
- Tackles relevant issues related to social media, tapping into a large market.
- Director Sylvia is an Emmy award winner and seasoned festival director with previous film sales.

Historical Results of Operations

Our company was organized in November 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was % in fiscal year 2021, compared to % in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $548,894, including $37,682 in cash. As of December 31, 2020, the Company had $422,964 in total assets, including $23,675 in cash.
- *Net Loss.* The Company has had net losses of $36,087 and net losses of $10,759 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $605,019 for the fiscal year ended December 31, 2021 and $12,260 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $540,742 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 2 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 2 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

CLASSIFIED FILMS LLC cash in hand is $37,682, as of December 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $9,264/month, for an average burn rate of $9,264 per month. Our intent is to be profitable in 8 months.

Since December 31, 2019, we raised an additional $191,262 from a combination of private investors and Friends & Family. In January & February 2020 we finished filming with 7 days of principle photography and 4 days of 2nd unit. During Jan. & Feb. we incurred an increase in expenses to cover filming. We resumed picture editing in April and had minimal expenses through August. As of late September we have moved into a fuller post production calendar getting our post house, Anarchy Post, started with all sound and color work as well as our VFX/GFX company, Wild Union Post started.

No revenue is expected in the next 3-6 months. Expenses to bring the film to completion and continue submitting to film festivals will total approximately $105,000. If we only raise our funding minimum of $50K, we will raise the rest off Wefunder through other investors.

It is extremely difficult to predict revenues after the film has gone to market, as films run the full gamut. Feature / thriller / horrors have ranged from $0 to $100M+ in revenue.

Not currently, we are making plans to sell the film and hope to have profits in 2023. We are running festivals to help secure distribution.

The Company intends to raise additional capital alongside this offering from investors under the same terms offered here. Although there is no guarantee that the Company will receive any investments from investors. Throughout the Wefunder campaign, we intend to finance operations through these outside investors as well as self-financing.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -7%** **Earnings per Share: $-Infinity** **Revenue per Employee: $NaN**

Cash to Assets: 7% **Revenue to Receivables: ~** **Debt Ratio: 110%**

Classified_Films__LLC_20-21_Final.pdf

Classified_Films_LLC_-_Financial_Statements_and_Notes_10.20.pdf

We ❤ Our 110 Investors

Thank You For Believing In Us

Longkill Group LLC
Ford Fischer
Tom Markiewicz
Edwin Socraft
Alexander Kazhinsky
Albert E Habshi Jr
Christopher Hanna
Phyllis Carmichael
Meera Allen
Lloyd Craig Fruge
Greg DOTSON
Gary E Capuano
Kathleen Gaunt
Ugur Kaan Cerit
Kenny Marc Charles
Kareem Rosenthal
Emmanuel Okosisi
Alan Jacobson
Kevin Lee Johnson
Mike Reardon
Ahmad Sharif Kayum
Hope Hunter
Randolph Wright
Chris Gaunt
Robert Gemmill
Patti Mullen
Joseph P Crotty
Jane Metacarpa
Caleb Benadum
Subramanyam Malepati
Michael Habshi
William Johnson, IV
Patrick O'Brien Boling
Ty Sharpe
Khaye Rufin
Logan Bordeau
Adele De Fontbrune
Todd Cano
Jordan Wyckoff
Irene Gercak
Roberta VanDerzee
Mirella Bernabeu
Alan Tomblin
Steve Kang
Scot Harmison
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Julianne Mauceri
John Chu
Ensor Point LLC
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Marcy Dwyer
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Steve Brown
Richard Lloyd
Sherri Litwyn
Polina Gouskova
Julio Zanetti
Elizabeth Carley
Stephen H Quinn Jr
Zamounte Whitted
Anthony Dubose
Joseph Lizyness
Karen Caminer Swift
Frank Waite
Jack Carroll
Michelle L Campbell
Antonio Mason
Tanya Castrogiovanni
Dayna Hohmann
Matthew Hakes
Lawrence Yang
Leo Chan
Felix Arno
Corinthius C. Moffitt
Thomas Feliciano
Andrew McKenna
Viktor Rogachev
Michael Diez Gatmaitan
Justin Boswick
Mitchel L Wess
Devika Pathak
Jessie Claros
Maria Mercedes Gregory
Ana Kelly
Isabel King
Sharon Macey
Paul Edmondson
Bharathi Nanjappa
Jim Dalton
David C Smith
David Edmondson
Christopher P Cranny
Cody Heisinger
Peter Carollo
Debra Harris
Dulip Sherman Aquinas V...
Doug Shackelford
Wei Huang
Matthew VanPelt
Mikki Scanlon Kriekard
Chris Teutemacher
Steven Kemler
Brian Thomson
Keith Pearson
Joseph Yawe
Mu Vimon Studio

Thank You!

From the Follow Her: A Thriller Film! Team



Dani Barker
Writer/Producer/Actor in Follow Her



Sylvia Caminer
Director/Producer of Follow Her

A two-time Emmy Award Winning Director and/or Producer with 17 features that have screened at 100+ festivals worldwide (SXSW, Oldenburg, Montreal & HotDocs) and secured distribution with Lionsgate, Grindstone, HBO, Netflix, Hulu, Amazon & Epix.





Michael Indjeian
Producer on Follow Her

Emmy® Award Winning Producer, Director & Writer with 23 years in film, television and commercials.





Sibyl Santiago
Co-producer on Follow Her

30+ years experience in film, television & stage production. President of Sitting Cat Productions and head of Soho Film Festival. Films include "SAM" with Executive Producer Mel Brooks, "ALONE TOGETHER" with Project 8 and "PRENUP" with Regal Films.





John Gallagher
Co-Executive Producer on Follow Her

Honored with seven career achievement awards, John has made 20 features & 20 shorts. His work has been distributed by New Line Cinema, Columbia TriStar, HBO, CBS Fox and Random Media among others, and played in 100 international festivals.





Luke Geissbuhler
Cinematographer on Follow Her

Oscar-nominated cinematographer Luke Geissbuhler has shot more than 30 features/docs/unscripted series and is well known for his collaborations with Sacha Baron Cohen on "Borat", "Who Is America" and "Borat 2" - about to be released!





Chris Gaunt
Executive Producer/Actor on Follow Her

Chris spent over 30 yrs in the business world before proactively departing to act, produce & write full-time. Over the past few years, Chris has acted in a number of features, shorts, commercials & music videos & has been a producer on 6 films.



Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Dani Barker	Actor/Writer/Producer @ SAG/AFTRA	2019
Sylvia P Caminer	Director/Producer @ DolGer Films	2019
Christopher Gaunt	Producer/Writer/Actor @ ALL Things Entertainment	2020
Liliana Kligman	Producer @ Cafe Oscuro Films	2019
Leslie Whirly Robinson	Executive Producer @ Swirly Whirly Media	2020

Officers

OFFICER	TITLE	JOINED
Dani Barker	CEO	2019
Sylvia P Caminer	President	2019

Voting Power ⊙

HOLDER	SECURITIES HELD	VOTING POWER
Sylvia P Caminer	Membership interests	50.0%
Dani Barker	Membership interests	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
02/2018	$12,010		Section 4(a)(2)
02/2019	$35,000		Section 4(a)(2)
02/2019	$11,980		Section 4(a)(2)
02/2019	$104,490		Section 4(a)(2)
02/2019	$17,500		Section 4(a)(2)
02/2020	$49,000		Section 4(a)(2)
02/2020	$142,262		Section 4(a)(2)

02/2020	$7,762	Section 4(a)(2)
12/2020	$50,738	Section 4(a)(2)
01/2021	$61,152	4(a)(6)
03/2021	$110,000	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Dani Barker ⓘ	02/01/2018	$12,010	$14,412 ⓘ	0.0%	01/01/2023	Yes
Private Investors ⓘ	02/01/2019	$35,000	$42,000 ⓘ	0.0%	01/01/2023	Yes
Cory Barker ⓘ	02/01/2019	$11,980	$14,376 ⓘ	0.0%	01/01/2023	Yes
Dani Barker ⓘ	02/01/2019	$104,490	$125,388 ⓘ	0.0%	01/01/2023	Yes
Sylvia Caminer ⓘ	02/02/2019	$17,500	$21,000 ⓘ	0.0%	01/01/2023	Yes
Dani Barker ⓘ	02/01/2020	$49,000	$58,800 ⓘ	0.0%	01/01/2023	Yes
Outside investors ⓘ	02/01/2020	$142,262	$170,714 ⓘ	0.0%	01/01/2023	Yes
Cory Barker ⓘ	02/01/2020	$7,762	$9,314 ⓘ	0.0%	01/01/2023	Yes
OUTSIDE INVESTORS ⓘ	12/31/2020	$50,738	$60,886 ⓘ	0.0%	01/01/2023	Yes
OUTSIDE INVESTORS ⓘ	03/31/2021	$110,000	$132,000 ⓘ	0.0%	01/01/2023	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION		
Warrants:	0		
Options:	0		

Risks

Liability of members – members might, under applicable law, be liable to the company in an amount equal to any distribution made from the company to members, if, after distribution is made, the remaining assets of the company are not sufficient to pay its then outstanding liabilities, exclusive of liabilities to the members arising on account of their respective interests in the company.

Loss on dissolution or termination – in the event of a dissolution or termination of the company, the proceeds realized in the liquidation of assets, if any, will be distributed to the members only after the satisfaction of claims of creditors. Accordingly, the ability of a member to recover all or any portion of his or her or its investment under such circumstances will depend on the amount of funds so realized and the amount of claims to be satisfied therefrom.

Income tax consequences – there are various risks associated with the federal income tax aspects of an investment in the company which should be carefully considered by each prospective investor to determine whether an investment in the company is suitable for such prospective investor. Each prospective investor is urged to consult his or her or its own tax advisor with respect to the federal (as well as state and local) income tax consequences of an investment in the company.

Audience appeal – the ultimate profitability of any motion picture depends upon its audience appeal in relation to the cost of its production and distribution. The audience appeal of a given motion picture depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty.

Cost overruns – the costs of producing motion pictures are often underestimated and may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns, and other production disruptions. While the company intends to engage production personnel who have demonstrated an ability to complete films within the assigned budget, the risk of a film running over budget or of not being completed is always significant and may have a substantial adverse impact on the profitability of the picture.

Distribution – the profitable distribution of a motion picture depends in large part on the availability of one or more capable and efficient distributors who are able to arrange for appropriate advertising and promotion, proper release dates and bookings in first-run and other theaters. There can be no assurance that profitable distribution arrangements will be obtained for the picture or that the picture can or will be distributed profitably or that the picture will be distributed at all.

Foreign distribution – foreign distribution of a motion picture (i.e., outside the United States and Canada) may require the use of various foreign distributors. Some foreign countries may impose government regulations on the investing members with this system is that such investing members, who have had their money at risk for the longest time, are at the tail end of the box office receipts chain. Thus, if the company, in negotiating a distribution deal, has to rely heavily on a participation at some defined level of the picture's revenue stream, revenues to the company, and thus to investing members, are likely to be the last in line to benefit from such a revenue stream, if any.

Picture's liabilities – the company will actively participate in the production and distribution of the picture. Because insurance covering such liability may not be available at a reasonable cost, or may simply not be obtained, the assets of the company may be exposed to operating risks that may arise from the creation, exploitation and disposition of the picture.

Subject to the terms and conditions of this agreement, the managers have reserved the specific authority to enter into agreements on behalf of the company with motion picture or television studios, distributors and/or other third parties pursuant to which the company, in exchange for such studios', distributors and/or other third parties' assistance in producing, distributing and/or otherwise exploiting the picture, may commit to pay such parties out of revenues generated by the picture at a point in the picture's revenue stream prior to company's receipt of its gross proceeds.Such agreements may include, but are not limited to, flat fee arrangements, negative pickup deals or an outright sale of the picture, if in the judgment of the managers; such a sale would be in the best interest of the company. In addition, subject to the terms and conditions of the llc agreement, the managers have reserved the right (1) to produce the picture and seek the most advantageous distribution agreement for the picture, and (2) to enter into agreements on behalf of the company which provide that persons rendering services or other materials or facilities in connection with the development, production, distribution or other exploitation of the picture shall receive, as salary or other compensation, deferred amounts or a percentage participation in company revenue. Such reliance on the judgment and discretion of the managers place a greater emphasis on the skills and judgment of the managers, and the managers' advisors and therefore makes it imperative that prospective non-managing members carefully examine the abilities of such managers and the managers' associates before choosing to provide any subscription hereunder.

Distributions and liquidity - distribution of the company's proceeds to the members will provide a primary source of distributable cash or securities to the members. The managers will have absolute discretion in the timing of such distributions, if any, subject to the terms and conditions of this agreement. There can be no assurance that there will be any distributions or that aggregate distributions, if any, will equal or exceed the members' investment in the company.

An investor who purchases interests in the company should be aware that the investment in the company is highly speculative and that such investor risks losing his, her or its entire investment.

Illiquidity of investment – there is no public market for the interests and one is not expected to develop. Each investor should be aware that he/she/or it must bear the risks of an investment in the company for an indefinite period of time because any transfer, sale or assignment of the interests is subject to the consent of the managers in its discretion. Furthermore, the interests have not been registered under the securities act of 1933, as amended (the "act"), or any other applicable law, and therefore, cannot be sold and must be held indefinitely unless they are subsequently registered under the act, and any other applicable law, or, in the opinion of the managers, exemptions from such registration are available. Any such registration is unlikely to occur in the future. In addition, no sale, transfer or assignment of an interest will be permitted if, in the opinion of counsel for the company, such sale, transfer or assignment would violate the status of the original sale of the interests which formed the basis for the exemption from registration under the act, or any applicable state securities laws, pursuant to which such interests were offered, or cause a termination of the entity's treatment as a company for federal income tax purposes. As a result of these restrictions, members may not be able to liquidate their investment in the event of an emergency, and the interests may not be readily accepted as collateral for a loan.

Inherent uncertainty of projections – the indicative cashflows and certain forward looking statements are based on certain assumptions and other information available to the managers. However, the underlying estimates, assumptions and future events are inherently uncertain, and unanticipated events may occur which would cause actual results to vary, perhaps materially from any forecasted results. Each investor should be aware that many films do not get released or if released are not commercially successful, and lose money. As a consequence, each investor should be aware that neither the company nor the managers guarantee or warrant any specific projected result of an investment in the company. Accordingly, investors should retain and rely upon the advice of their own professional advisors with respect to their individual suitability for an investment in the company and the tax consequences resulting therefrom. the foregoing list of risk factors does not purport to be a complete explanation of the risks involved in an investment in the company.

Industry changes – neither the managers nor the company can predict the effect that rapid technological change, emerging distribution channels or alternative forms of entertainment may have on the company, the managers or the motion picture industry. The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to rapid growth of technology and shifting consumer tastes, neither the managers nor the company can accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of the picture. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was previously predicted. If certain distribution channels are accepted by the public, neither the managers nor the company can assure offerees that the company will be successful in exploiting such channels. Moreover, to the extent that other distribution channels gain popular acceptance, it is possible that demand for existing distribution channels, such as DVDs, will decrease. If the company is unable to exploit new distribution channels to the same extent expected as existing channels. Company's business, operations or financial condition could be materially adversely affected.

Managers' conflicts of interest – the managers are not required to render exclusive services in connection with the picture or the company. The managers, the production team and the talent have interests in a variety of activities other than acting as managers to the company, including involvement with the production of other films. In addition, the managers, the production team and the talent may organize companies that are similar to the company in the future. The managers may be principals in, or have profit interest in, the company. Accordingly, conflicts of interest may arise in the allocation of the managers', the production team's and/or the talent's time between the company and one or more of these other activities. Additionally, the managers may enter into services agreements with the company. The terms of such agreement may not be the result of an arms-length transaction, but be considered to be equal to, or less than, industry standards for the associated services rendered to the company.

Long-term project – the production and distribution of a motion picture involves the passage of a significant amount of time. Pre-production and Principal photography are already completed but Post-production may extend for three to four months or more. Distribution and exhibition of motion pictures generally and of the picture may continue for years before gross proceeds or net proceeds (as defined herein) may be generated, if at all.

Indemnification – under certain circumstances set forth specifically in article iv of the operating agreement, the managers will be indemnified by the company for any liabilities or losses arising out of the managers' activities in connection with the company. Indemnification under such provision could reduce or deplete the assets of the company.

Limited operating history – the company has been in existence for a very short period of time, and is subject to all the risks incident to the creation and development of a new business, including the absence of a history of operations and minimal net worth. Furthermore, the company has not produced or distributed a full-length motion picture. The company and the managers have, and will continue to, endeavor to employ or otherwise retain the services of those persons with the skills necessary to successfully produce and distribute a full-length feature film, but no assurances can be given that they will be successful in these efforts.

Receipt of revenue is often tied to third party companies such as sales agents, distributors and exhibitors. While the money could earn money in the marketplace, it is possible that revenue could not reach The Company as a result of a third party claiming bankruptcy or refusal to pay.

The Company will not be performing background checks on any of its team members or employees. The reception of a film is often tied very closely to the public perception of the team members and employees (i.e. director, cast, producers, company). While the company will hold its team members and employees to the highest standards of professionalism while making the film, if it is learned at any point that those team members were involved in inappropriate, immoral, unethical or illegal conduct in the past or after the creation of the film, it could affect the performance of the film in the marketplace.

Coronavirus - this is a limited challenge as the film has completed principle photography and picture editing is complete. However if there are problems regarding the coronavirus with the finishing team it could delay the final film. Our post house & VFX team are taking precautions with the guidelines set out by CA & NY.

Working capital requirements and the potential need for additional financing –there is no assurance that unforeseen events will not occur, resulting in the need to raise additional funds beyond what the company and the managers project. Furthermore, companies with limited operating histories do not always use capital in the most efficient manner. Thus, the company and the managers may need to raise additional capital to fund future operations and to satisfy future capital requirements of the company. The failure to raise any additional needed funds could have a material adverse effect on the company and the managers. In addition, it is anticipated that raising additional funds will result in additional dilution of each offeree's investment. Subject to the terms of the agreement, though the company and the managers do not anticipate that additional financing will need to be obtained, there can be no assurance that additional capital will not be needed.

The creation of a film is tied to external forces outside of the control of the company

The creation of a film is tied to external forces outside of the control of the Company, including, but not limited to, weather, terrorist attacks, and labor strikes. Events of this nature could have an impact on both the timeline of the project and overall budget. Extreme cases may make it impossible to complete the project

Competition - Film is a naturally competitive industry and nobody quite ever knows which way the wind will blow. If thriller/horror films with a social bent were to suddenly go the way of the western we would be hard pressed to make a profit. Theres also almost an unlimited supply of content nowadays and our film will need to be good enough to cut through the plethora of films on the market.

Investment in Film, by nature, is a high-risk investment. The industry is constantly shifting and changing and business models that work for one film, may not necessarily work for another one. Performance on a film often depend on external forces, outside of the control of the company.

Critical and Audience Reception - Our film, like most others, will heavily rely on how it's received by others. If our film receives mixed to bad responses it will inherently make it more difficult to make a profit. Our entire team is confident in our project but even crews with the best of intentions can sometimes miss the target. Having said that horror is one of the few genres that can survive mixed reviews as it has a built in fan base with drastically different taste than critics and general audiences.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Sylvia P Caminer and Dani Barker are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Funding Agreement holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[①];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

CLASSIFIED FILMS LLC

- New York Limited Liability Company
- Organized November 2018
- 0 employees

2325 Lake Talmadge Dr
DeLand FL 32724

http://followherfilm.com

Business Description

Refer to the Follow Her: A Thriller Film! profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Follow Her: A Thriller Film! is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.